                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                -----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. __(1))

                            IMX PHARMACEUTICALS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   449730 30 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Cater Barnard, plc
                              Lloyd's Avenue House
                                6 Lloyd's Avenue
                            London, England EC3N 3AX
                             Attention: Stephen Dean
                                +44 870 066 0830
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 10, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 12 pages)

         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  449730 30 8                 13D                   Page 2 of 12 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     CATER BARNARD, PLC

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC AND OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                                    [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     ENGLAND AND WALES

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         SEE ITEM 5 OF ATTACHED SCHEDULE

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    SEE ITEM 5 OF ATTACHED SCHEDULE
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         SEE ITEM 5 OF ATTACHED SCHEDULE

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    SEE ITEM 5 OF ATTACHED SCHEDULE

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     SEE ITEM 5 OF ATTACHED SCHEDULE

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     SEE ITEM 5 OF ATTACHED SCHEDULE

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  449730 30 8                 13D                   Page 3 of 12 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     CATER BARNARD (USA), PLC

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                                    [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     ENGLAND AND WALES

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         SEE ITEM 5 OF ATTACHED SCHEDULE

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    SEE ITEM 5 OF ATTACHED SCHEDULE
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         SEE ITEM 5 OF ATTACHED SCHEDULE

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    SEE ITEM 5 OF ATTACHED SCHEDULE

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     SEE ITEM 5 OF ATTACHED SCHEDULE

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     SEE ITEM 5 OF ATTACHED SCHEDULE

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  449730 30 8                 13D                   Page 4 of 12 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     ENVESTA, PLC

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                                    [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     ENGLAND AND WALES

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         SEE ITEM 5 OF ATTACHED SCHEDULE

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    SEE ITEM 5 OF ATTACHED SCHEDULE
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         SEE ITEM 5 OF ATTACHED SCHEDULE

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    SEE ITEM 5 OF ATTACHED SCHEDULE

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     SEE ITEM 5 OF ATTACHED SCHEDULE

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     SEE ITEM 5 OF ATTACHED SCHEDULE

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Information given in response to each Item of this Statement shall be deemed incorporated by reference in all other Items in this Statement.

Item 1.           Security and Issuer.

This Statement on Schedule 13D (the "Statement") relates to the post-consolidation common stock, par value $.001 per share (the "Common Shares"), of IMX Pharmaceuticals, Inc., a Utah corporation (the "Issuer"). The address of the Issuer's principal executive offices is c/o Griffin Securities, Inc., 140 Broadway, 29th Floor, New York, New York 10005.

Item 2. Identity and Background.

         (a) This Statement is being filed by (i) Cater Barnard, plc, a company organized under the laws of England and Wales ("Cater Barnard"), (ii) Cater Barnard (USA) plc, a company organized under the laws of England and Wales and a subsidiary of Cater Barnard ("Cater Barnard USA"), and (iii) Envesta, plc, a company organized under the laws of England and Wales ("Envesta" and collectively with Cater Barnard and Cater Barnard USA, the "Reporting Persons").

         Attached hereto as Annex A is the name of (i) each executive officer and director of each Reporting Person, (ii) each person controlling each Reporting Person and (iii) each executive officer and director of any corporation or other person ultimately in control of each Reporting Person (each such person, a "Controlling Person"). Annex A is incorporated into and made a part of this Statement.

         (b) The address of the principal executive offices of each Reporting Person is Lloyd's Avenue House, 6 Lloyd's Avenue, London, England EC3N 3AX. Attached hereto as Annex A is the business address of each Controlling Person.

         (c) Attached hereto as Annex A is each Controlling Person's principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

         (d) During the last five years, none of the Reporting Persons and, to the best of each Reporting Person's knowledge, none of the Controlling Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, none of the Reporting Persons and, to the best of each Reporting Person's knowledge, none of the Controlling Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) Attached hereto as Annex A is the citizenship of each Controlling Person.


                                  Page 5 of 12 Pages

Item 3. Source and Amount of Funds or Other Consideration.

         Pursuant to an Agreement for Sale and Purchase dated as of September 30, 2001 (the "Purchase Agreement"), among the Issuer, Cater Barnard and Envesta, Cater Barnard conveyed to the Issuer all of its interest in ThinkDirectMarketing, Inc.("TDMI") and Envesta conveyed to the Issuer all of its interest in Findstar, plc ("Findstar"). Cater Barnard's interest in TDMI consisting of $4.0 million of TDMI convertible promissory notes, 17.5% of the equity of TDMI and an option to acquire the remaining 82.5% of the equity of TDMI. Envesta's interest in Findstar consisted of 297,555 ordinary shares, 1 pound stated value, representing 100% of the issued and outstanding share capital of Findstar.

         Pursuant to the Purchase Agreement, Cater Barnard and Envesta received, in exchange for the assets conveyed to the Issuer, Common Shares, shares of the Issuer's Class B Convertible Preferred Stock, $80 stated value per share, (the "Preferred Shares") and promissory notes in an aggregate principal amount of $3.0 million (the "Notes"). The Preferred Shares are convertible into Common Shares on the earlier of October 1, 2002, or the effective date of the registration statement under the Securities Act of 1933, as amended, at a rate of one Common Share for each $4.00 of stated value (subject to customary adjustment). The holders of Preferred Shares are entitled to cast that number of votes equal to the number of Common Shares into which the Preferred Shares are convertible. The Preferred Shares are callable, on not more than 90 days nor less than 30 days notice, at their stated value, at any time after January 31, 2003. The Notes mature in five years and bear interest at the rate of 5% per annum. Principal and/or interest may be paid in cash or Common Shares, at the Issuer's election.

         In connection with the Purchase Agreement, the Issuer entered into an agreement (the "Griffin Agreement", and collectively with the Purchase Agreement, the "Agreements"), dated as of September 30, 2001, with Griffin Securities, Inc. ("Griffin"), an affiliate of Cater Barnard and Envesta. Pursuant to the Griffin Agreement, in exchange for arranging the transactions contemplated by the Purchase Agreement, Griffin was entitled to receive Common Shares and a warrant to purchase additional Common Shares at $4.00 per share. Such shares were issued to Cater Barnard and Cater Barnard USA, as designees of Griffin, as described below.

         The Purchase Agreement and the Griffin Agreement were entered into and consummated in connection with the approval of the Issuer's third amended Plan of Reorganization (the "Plan"). Under the Plan, Cater Barnard also received Common Shares in exchange for its existing equity and debt interests in the Issuer.

         Finally, Cater Barnard invested approximately $700,000 in cash to fund administrative expenses and the tax and non-tax priority claims of the Issuer in connection with the consummation of the Plan. In exchange for this cash investment, Cater Barnard received Common Shares at $4.00 per share, up to an aggregate of $300,000, and one Preferred Share at $80.00 per share, for the amount invested in excess of $300,000.

         The transactions contemplated by the Purchase Agreement, the Griffin Agreement and the Plan were all consummated as of December 10, 2001.

                               Page 6 of 12 Pages

         Immediately after completion of these transactions, the Issuer sold all of its subsidiaries (other than Findstar and its interest in TDMI) to a company controlled by former management.

Item 4. Purpose of Transaction.

         The Common Shares and Preferred Shares being acquired by the Reporting Persons are being acquired and held for investment purposes.

         (a) Except for the transactions contemplated by the Agreements, none of the Reporting Persons and, to the best of each Reporting Person's knowledge, none of the Controlling Persons have any plans or proposals which relate to or would result in any other acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer.

         (b) Except for the transactions described in this Statement, none of the Reporting Persons and, to the best of each Reporting Person's knowledge, none of the Controlling Persons have any plans or proposals which relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

         (c) None of the Reporting Persons and, to the best of each Reporting Person's knowledge, none of the Controlling Persons have any plans or proposals which relate to or would result in a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries.

         (d) Effective upon the closing of the transactions contemplated by the Agreements, the Issuer's directors resigned and Stephen Dean, chairman of Cater Barnard, Adrian Stecyk, a director of Cater Barnard, and Mark Garratt, finance director of Cater Barnard, became directors of the Issuer. Except for the foregoing and the transactions contemplated by the Agreements, none of the Reporting Persons and, to the best of each Reporting Person's knowledge, none of the Controlling Persons have any plans or proposals which relate to or would result in any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies in the board.

         (e) Except for the transactions contemplated by the Agreements, none of the Reporting Persons and, to the best of each Reporting Person's knowledge, none of the Controlling Persons have any plans or proposals which relate to or would result in any material change in the present capitalization or dividend policy of the Issuer.

         (f) The Issuer, effective upon the completion of the transactions contemplated by the Agreements, is now a holding company, conducting business through its interests in TDMI and Findstar. Except for the foregoing, none of the Reporting Persons and, to the best of each Reporting Person's knowledge, none of the Controlling Persons have any plans or proposals which relate to or would result in any other material change in the Issuer's business or corporate structure.

         (g) Except for the transactions contemplated by the Agreements, none of the Reporting Persons and, to the best of each Reporting Person's knowledge, none of the Controlling Persons have any plans or proposals which relate to or would result in changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person.

                               Page 7 of 12 Pages

         (h) None of the Reporting Persons and, to the best of each Reporting Person's knowledge, none of the Controlling Persons have any plans or proposals which relate to or would result in causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of registered national securities association.

         (i) None of the Reporting Persons and, to the best of each Reporting Person's knowledge, none of the Controlling Persons have any plans or proposals which relate to or would result in a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

         (j) None of the Reporting Persons and, to the best of each Reporting Person's knowledge, none of the Controlling Persons have any plans or proposals which relate to or would result in any action similar to any of those enumerated in this Item 4.

         Each Reporting Person retains the right to change its investment intent and to take any other action with respect to the Issuer and its securities which is permitted by law. In the event of a material change in the present plans or intentions of a Reporting Person, such Reporting Person will amend this Schedule 13D to reflect such change as required by law.

Item 5. Interest in Securities of the Issuer.

         (a) Cater Barnard. Pursuant to the Purchase Agreement, Cater Barnard acquired 933,333 Common Shares, 140,000 Preferred Shares and a Note in the principal amount of $1,866,667. Pursuant to its cash investment of approximately $700,000, Cater Barnard received 75,000 Common Shares and 5,000 Preferred Shares. Pursuant to the Griffin Agreement, as designee of Griffin, Cater Barnard received 777,500 Common Shares and a warrant to purchase an additional 675,000 Common Shares at $4.00 per share (the "Warrant"). Pursuant to the Plan, in respect of its pre-existing debt and equity holdings in the Issuer, Cater Barnard received 198,750 Common Shares. As a result, Cater Barnard as of the date of this Statement, holds 1,984,583 Common Shares, representing 54%(1) of the Issuer's issued and outstanding Common Shares, 145,000 Preferred Shares, and the Warrant to purchase an additional 675,000 Common Shares. Upon conversion of the Preferred Shares and the exercise of the Warrant, Cater Barnard would hold 5,559,583 Common Shares, representing 76% of the Issuer's issued and outstanding Common Shares.

         Envesta. Pursuant to the Agreement, Envesta acquired 566,667 Common Shares, representing 15% of the Issuer's issued and outstanding Common Shares, 85,000 Preferred Shares and a Note in the principal amount of $1,133,333. Upon conversion of the Preferred Shares, Envesta would hold 2,266,667 Common Shares, representing 42% of the Issuer's issued and outstanding Common Shares.


----------
(1) Based upon 3,708,948 Common Shares outstanding as of December 10, 2001.


                               Page 8 of 12 Pages

         Cater Barnard USA. Pursuant to the Griffin Agreement, as designee of Griffin, Cater Barnard USA acquired 100,000 Common Shares, representing 3% of the Issuer's issued and outstanding Common Shares.

                                      * * *

         Cater Barnard, Envesta and Cater Barnard USA, collectively hold 2,651,250 Common Shares, representing 71% of the Issuer's issued and outstanding Common Shares, 230,000 Preferred Shares and the Warrant to acquire 675,000 additional Common Shares. Upon the exercise of the Warrant and the conversion of all Preferred Shares, the group would hold 7,926,250 Common Shares, representing 88% of the Issuer's issued and outstanding Common Shares.

         (b) Cater Barnard has the sole power to vote or direct a vote, and dispose or direct the disposition of, the Common Shares and Preferred Shares held by it, or to be acquired by it upon conversion of the Preferred Shares, exercise of the Warrant or upon payment of principal or interest on the Note held by it in Common Shares.

         Envesta has the sole power to vote or direct the vote, and dispose or direct the disposition of, the Common Shares and Preferred Shares held by it, or to be acquired by it upon conversion of the Preferred Shares or upon payment of principal or interest on the Note held by it in Common Shares.

         Cater Barnard USA has the sole power to vote or direct the vote, and dispose or direct the disposition of, the Common Shares held by it.

         (c) Except as described above, none of the Reporting Persons and, to the best of each Reporting Person's knowledge, none of the Controlling Persons have effected any transactions in the Common Shares or the Preferred Shares during the last sixty days.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Shares or Preferred Shares beneficially owned by the Reporting Persons.

(e)      Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Cater Barnard owns a controlling interest in Envesta and approximately eight-seven percent (87%) of Cater Barnard USA, and Cater Barnard USA is the sole shareholder of Griffin. Apart from such relationships, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.

                               Page 9 of 12 Pages

Item 7. Materials to Be Filed as Exhibits.

Exhibit A - Agreement for Sale and Purchase dated as of September 30, 2001, by and among IMX Pharmaceuticals, Inc., Cater Barnard, plc and Envesta, plc.*

Exhibit B - IMX Pharmaceuticals, Inc.'s Third Amended Plan of Reorganization dated August 10, 2001.*

Exhibit C - Agreement dated as of September 30, 2001, between IMX
Pharmaceuticals, Inc. and Griffin Securities, Inc.*

----------
*Filed as exhibit to the Issuer's Current Report on Form 8-K, which was filed with the SEC on October 13, 2001.


                              Page 10 of 12 Pages

                                    SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  December 20, 2001

                                             CATER BARNARD, plc



                                             By: /s/ Mark Garratt
                                                ---------------------------
                                                Name:  Mark Garratt
                                                Title: Finance Director

                                             CATER BARNARD (USA), plc



                                             By: /s/ Adrian Stecyk
                                                ---------------------------
                                                Name:  Adrian Stecyk
                                                Title: Chief Executive Director


                                             ENVESTA, plc



                                             By: /s/ Mark Garratt
                                                ---------------------------
                                                Name:  Mark Garratt
                                                Title: Director

                              Page 11 of 12 Pages

                             Annex A to Schedule 13D

Name               Business Address               Principal Occupation or     Name, Principal Business and         Citizenship
                                                        Employment               Address of Employer
------------------------------------------------------------------------------------------------------------------------------------
Stephen Dean    c/o Cater Barnard, plc          Chairman of Cater Barnard plc   c/o Cater Barnard, plc            United Kingdom
                Lloyd's Avenue House            and Cater Barnard (USA) plc     Lloyd's Avenue House
                6 Lloyd's Avenue                and Director of Envesta plc     6 Lloyd's Avenue
                London, England EC3N 3AX                                        London, England EC3N 3AX

Mark Garratt    Cater Barnard plc               Finance Director of Cater       Cater Barnard plc                 United Kingdom
                Lloyd's Avenue House            Barnard plc and Cater Barnard   Lloyd's Avenue House
                6 Lloyd's Avenue                (USA) plc and Director of       6 Lloyd's Avenue
                London                          Envesta plc                     London
                EC3N 3AX, England                                               EC3N 3AX, England

Adrian Stecyk   c/o Griffin Securities, Inc.    Director of Cater Barnard plc   Cater Barnard plc                 United States
                140 Broadway, 29th Floor        and Chief Executive Director    Lloyd's Avenue House
                New York, New York 10005        of Cater Barnard (USA) plc      6 Lloyd's Avenue
                                                                                London
                                                                                EC3N 3AX, England

Lyndon Chapman  c/o Envesta plc                 Director of Envesta plc         Envesta plc                       United Kingdom
                Lloyd's Avenue House                                            Lloyd's Avenue House
                6 Lloyd's Avenue                                                6 Lloyd's Avenue
                London                                                          London
                EC3N 3AX, England                                               EC3N 3AX England

Steve Evans     c/o Envesta plc                 Director of Envesta plc         Envesta plc                       United Kingdom
                Lloyd's Avenue House                                            Lloyd's Avenue House
                6 Lloyd's Avenue                                                6 Lloyd's Avenue
                London                                                          London
                EC3N 3AX, England                                               EC3N 3AX England

Matt Baker      c/o Envesta plc                 Director of Envesta plc         Envesta plc                       United Kingdom
                Lloyd's Avenue House                                            Lloyd's Avenue House
                6 Lloyd's Avenue                                                6 Lloyd's Avenue
                London                                                          London
                EC3N 3AX, England EC3N 3AX England
------------------------------------------------------------------------------------------------------------------------------------



                              Page 12 of 12 Pages